August 24, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (412) 762-4507

Richard J. Johnson
Chief Financial Officer
PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707

Re: PNC Financial Services Group, Inc.
Form 10-K filed March 01, 2007
File No. 001-09718

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Consolidated Income Statement Review, Provision for Credit Losses, page 24

1.   We refer to the factors that resulted in the $103 million or 490% increase in the provision for credit losses for the year ended December 31, 2006 as compared to the $21 million provision for the previous year.   Please tell us and discuss in future filings the following:

   •   The effect on the provision for 2006 that resulted from the $110 million or 367% increase in net charge-offs in 2006 as compared to the net charge-offs of $30 million recorded in 2005.   Refer to the "Charge-Offs and Recoveries" section on page 50.

   •   The detail of what you mean by the statement that a single large overdraft situation that occurred during the second quarter of 2006 resulted in an increase to the provision for credit losses for that year. State the principal amount of nonperforming loan, its current payment status, the nature and extent of collateralization and any remaining balance of the loan that has not been provisioned.

Credit Risk Management, Allowance for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, page 49

2.   We note that among the factors that you have considered in determining probable credit losses inherent in the loan portfolio are the *expected default probabilities* and the *loss given default*. Your disclosure suggests that you may be using an *expected loss model* to determine your allowance for loan losses. Please tell us and discuss in future filings how the inputs and outputs for your loan loss allowance model are adjusted to provide an estimate of incurred loss consistent with paragraph 8 of SFAS 5.

3.   We refer to the second to last paragraph on page 50 that discusses the factors that were considered in determining the provision for credit losses for the year ended December 31, 2006. Please tell us and in future filings discuss the following:

   •   The specific changes in the composition of the loan portfolio in 2006 that you state resulted in an increase to the provision. Refer in your response to the "Loans Outstanding" table on page 120 that does not show material increases in higher risk loans during 2006 as compared to 2005.

- The nature of the refinements that were made to your reserve methodology in 2006 and how these refinements have affected the comparability of the provision and allowance for loan loss in 2006 as compared to prior years.

- Why you consider that the changes in asset quality during 2006 have contributed to the 490% increase in the provision for 2006. Refer in your response to:

  o The "Nonperforming, Past Due and Potential Problem Assets" section on page 49 that shows nonperforming assets for 2006 were $171 million, a decrease of $45 million or 21% as compared to 2005.

  o Your statement in the penultimate paragraph on page 50 that you believe that overall asset quality will remain strong by historical standards for at least the near term.

Note 2, Acquisitions, page 81

4.   We refer to the third paragraph of the *BlackRock/MLIM Transaction* section that states you recorded a liability of $0.6 billion representing the Company's obligation to provide shares of BlackRock common stock to help fund BlackRock's LTIP program. We also note that the LTIP liability will be adjusted quarterly and a related charge or credit to earnings will be recorded based on changes in the market price of BlackRock's common shares. Tell us and provide the following disclosure in future filings:

- The authoritative accounting basis the Company has used to account for its obligation to transfer the BlackRock shares under the LTIP plan considering it is a derivative instrument issued and written by PNC that is indexed to the stock of its equity investee. Consider in your response the following accounting guidance:

  o Paragraph 11.a of SFAS 133 does not appear to scope out this derivative contract considering the obligation by PNC is indexed to the stock of its equity investee and not its own stock.

  o EITF 00-6 with respect to accounting for free-standing derivative instrument indexed to and settled in the stock of a consolidated subsidiary.

  o EIFT 00-12 regarding the recognition of expenses related to the fair value of the shares transferred to the LTIP program.

- Tell us where you have provided the disclosure regarding this free standing derivative in Note 16, "Financial Derivatives" on page 99.

5.   We refer to the penultimate paragraph on page 81 that states the Company recognized an after-tax gain of $1.3 billion, net of expenses associated with the LTIP liability related to the BlackRock/MLIM transaction. Please tell us and in future filings discuss the effect that the commitment by PNC to deliver the BlackRock shares to BlackRock employees under the LTIP plan had on the gain recognized as part of the BlackRock/MLIM merger with respect to the new 65 million BlackRock common shares issued in the transaction.

- The limitations on gain recognition of SAB Topic 5.H for shares issued are part of a broader corporate reorganization contemplated or planned at the time the shares are issued.

- The effects on gain recognition of the BlackRock/MLIM transaction related to commitment by PNC to repurchase the LTIP shares under the put back option in the LTIP award agreement. Refer to the *BlackRock LTIP Programs* section in Note 18, Stock-based Compensation Plans.

6.   We refer to the fourth paragraph of the "Free-Standing Derivatives" section on page 100 that states you purchase and sell credit default swaps ("the swaps") to mitigate the economic impact of credit losses on specific lending relationships or to generate revenue from proprietary lending activities. We also note the "Credit Default Swaps" section on page 51 of MD&A that states that the swaps are used to mitigate credit risk related to commercial lending activities and proprietary derivative and convertible bond trading. Please tell us and revise in future filings the note or MD&A to discuss the following:

- Describe separately how a swap is structured in which the Company <u>buys</u> loss protection for the occurrence of a credit event as compared to when it <u>sells</u> loss protection to a counterparty. Refer to Note 24, "Other Guarantees" on page 115 which states that the Company has a maximum <u>obligation to pay</u> under credit default swaps of $993 million and <u>purchased</u> $827 million notional of credit default swaps to mitigate the exposure of certain written credit default swaps at December 31, 2004.

- Explain any major differences with respect to the structuring of the swaps to mitigate default risks on specific commercial loans as compared to swaps structured to generate revenue from proprietary lending activities and from convertible bond trading;

- Discuss any concerns with respect to credit risk exposure related to subprime lending activities by the counterparty protection seller to the swap;

- Explain how the creditworthiness of the protection seller in the credit default swap purchased by the Company is determined at inception and on an ongoing basis throughout the term of the swap; and

- Discuss any specific risks related to swaps involving loans collateralized by real estate properties that have been affected by significant decreases in fair value in areas of depressed sales prices.

7.   We refer to the table on page 100 that presents the notional or contractual amounts of the derivatives. Please tell us and discuss in future filings:

- The reasons why the estimated fair value of the equity contracts and credit derivatives that are free-standing derivatives have negative fair values of $63 million and $11 million, respectively as of December 31, 2006.

- If these negative fair values are expected to reverse as part of the structuring of the hedging transaction during its period of duration.   Consider in your response that Note 9, *Financial Derivatives* in the June 30, 2007 Form 10-Q states the estimated fair value of equity contracts has increased its negative fair value to $100 million and the credit derivatives has decreased its negative fair value to $1 million.

Form 10-Q for the period ended June 30, 2006

Note 4, Asset Quality, page 51

8.   We refer to the "Acquired allowance – Mercantile" line item for $137 million in the summary of changes in the allowance for loan and lease losses on page 51 that accounts for 19% of the allowance for loan losses balance as of June 30, 2007.   Please tell us and discuss in future filings the following:

- How you considered that some portion of the allowance for loan losses acquired from the Mercantile acquisition did not meet the requirements of SOP 03-3 which prohibits the "carrying over" of valuation allowance for loan losses acquired in a transfer that are within its scope.

- If the $67 million of Mercantile nonperforming loans included as part of the $75 million increase in non-performing loans at June 30, 2007 fell under the scope of SOP 03-3 with respect to the Mercantile allowance for loan losses that was carried forward. Refer to the "Nonperforming, Past Due and Potential Problem Loans" section on page 26

- Provide in the financial statements the disclosure required by paragraphs 14 to 16 of SOP 03-3, if applicable.

*   *   *

<u>Closing Comments</u>

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3490 if your have any questions regarding these comments.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant